UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-36532

SPHERE 3D CORP.

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[X] Form 20-F        [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ]        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amended and Restated Warrants

On July 11, 2017, the Company entered into amended and restated warrants with certain holders (the “Holders”) of warrants previously issued in March 2016 (the “Amended March 2016 Warrant”) and between December 2016 and March 2017 (the “Amended March 2017 Warrants” and together with the Amended March 2016 Warrant, the “Amended and Restated Warrants”). Pursuant to their terms, the Amended and Restated Warrants supersede and replace the previously issued warrants. Under the terms of the Amended and Restated Warrants, the Company may, at its sole discretion, opt to exchange no fewer than all of the Amended and Restated Warrants for 1,617,917 common shares, as adjusted for the Company’s share consolidation effective July 11, 2017. Between July 14, 2017 and July 20, 2017, the Company notified the Holders of its intent to exchange all of the Amended and Restated Warrants, which exchange shall automatically occur on the third business day after such notice is duly given.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Amended March 2016 Warrant and the form of Amended March 2017 Warrants, attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

99.1	March 2016 Amended Warrant
99.2	Form of March 2017 Amended Warrants

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: July 20, 2017	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: Chief Financial Officer